Exhibit 99.1

Solaris Resources Inc.

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited)

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – In thousands of United States dollars)

	Note	March 31, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents		$28,773	$38,865
Prepaids and other	3, 13	1,494	523
		30,267	39,388

Restricted cash	5	571	571
Exploration and evaluation assets	4	19,929	19,929
Property, plant and equipment		2,022	1,932

Total assets		$52,789	$61,820

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities		$6,941	$5,274
Lease liability		89	88
		7,030	5,362
Long-term liabilities
Lease liability		44	3
Reclamation provision	5	1,869	1,529
Loans and borrowings	6	30,366	29,363
Other long-term liability		123	137
Total liabilities		39,432	36,394

Shareholders’ equity
Common shares	7	206,360	206,357
Reserves	7	17,404	16,724
Deficit		(218,297)	(205,566)
Equity attributable to shareholders of the Company		5,467	17,515
Non-controlling interests		7,890	7,911
Total shareholders’ equity		13,357	25,426

Total liabilities and equity		$52,789	$61,820

Nature of operations and going concern (Note 1) Commitments (Notes 6(c), 8, 11(c), 13, 14)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss

For the three months ended March 31, 2024 and 2023

(Unaudited – In thousands of United States dollars, except share and per share amounts)

		For the three months ended March 31,
	Note	2024	2023

Exploration expenses	8	$10,193	$9,401
General and administrative expenses	9	2,146	2,632
Loss from operations		12,339	12,033

Change in fair value of derivatives		–	105
Finance cost		1,027	13
Interest and other income		(614)	(173)
Net loss		$12,752	$11,978

Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign currency translation		147	(227)
Total comprehensive loss		$12,899	$11,751

Net loss attributable to:
Shareholders of the Company		$12,731	$11,959
Non-controlling interest		21	19
		$12,752	$11,978

Total comprehensive loss attributable to:
Shareholders of the Company		$12,878	$11,732
Non-controlling interest		21	19
		$12,899	$11,751

Net loss per share attributable to shareholders of the Company
Basic and diluted		$0.08	$0.10

Weighted average number of shares outstanding
Basic and diluted		150,813,530	124,027,698

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2024 and 2023

(Unaudited – In thousands of United States dollars)

		For the three months ended March 31,
	Note	2024	2023

Cash provided by (used in):
Operations
Net loss for the period		$(12,752)	$(11,978)
Adjustments for:
Change in fair value of derivatives		–	105
Finance cost		1,027	13
Finance income		(469)	(125)
Foreign exchange and other		(79)	(30)
Share-based compensation	7	829	1,540
Amortization		235	221
Reclamation provision		333	172
Other		–	2
Net changes in non-cash working capital items:
Prepaids and other		(671)	(176)
Accounts payable and accrued liabilities		1,518	(1,150)
Reclamation provision settlement		(1)	(45)
Other long-term liability		(14)	11
		(10,044)	(11,440)

Financing
Share issue and finance costs paid		(5)	–
Deferred share issue costs paid		(184)	–
Proceeds from exercise of Equinox Warrants, warrants and stock options	7	2	20,803
Payment of lease liability		(44)	(40)
Finance income received, net		458	121
		227	20,884

Investing
Restricted cash contribution	5	–	(258)
Capital expenditures		(242)	(19)
		(242)	(277)

Effect of exchange rate changes on cash and cash equivalents		(33)	257
Increase (decrease) in cash and cash equivalents		(10,092)	9,424
Cash and cash equivalents, beginning of period		38,865	14,770

Cash and cash equivalents, end of period		$28,773	$24,194

Supplemental cash flow information (Note 15)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Changes in Equity

For the three months ended March 31, 2024 and 2023

(Unaudited – In thousands of United States dollars, except number of shares)

		Share Capital		Reserves
	Note	Number of Shares	Amount	Options, RSUs and warrants	Foreign currency translation	Total	Deficit	Non-controlling interest	Total equity
Balance, December 31, 2023		150,811,195	$206,357	$15,148	$1,576	$16,724	$(205,566)	$7,911	$25,426
Share issue costs		–	(1)	–	–	–	–	–	(1)
Shares issued on exercise of stock options	7	4,166	4	(2)	–	(2)	–	–	2
Share-based compensation	7	–	–	829	–	829	–	–	829
Net loss and comprehensive loss		–	–	–	(147)	(147)	(12,731)	(21)	(12,899)
Balance, March 31, 2024		150,815,361	206,360	15,975	1,429	17,404	(218,297)	7,890	13,357

Balance, December 31, 2022		122,660,841	$169,952	$13,880	$1,044	$14,924	$(164,558)	$7,912	$28,230
Shares issued on exercise of stock options	7	336,500	249	(103)	–	(103)	–	–	146
Shares issued on exercise of Solaris warrants and Equinox Warrants		23,524,333	24,250	(3,535)	–	(3,535)	–	–	20,715
Share-based compensation	7	–	–	1,540	–	1,540	–	–	1,540
Net loss and comprehensive loss		–	–	–	227	227	(11,959)	(19)	(11,751)
Balance, March 31, 2023		146,521,674	$194,451	$11,782	$1,271	$13,053	(176,517)	$7,893	$38,880

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited – In thousands of United States dollars, unless otherwise noted)

1.	Nature of operations

Solaris Resources Inc. (the “Company” or “Solaris”) was incorporated under the Business Corporations Act of British Columbia on June 18, 2018 as a wholly owned subsidiary of Equinox Gold Corp. (“Equinox”). Equinox subsequently completed a spin-out of Solaris pursuant to a plan of arrangement (the “Arrangement”). Solaris’ common shares are listed on the Toronto Stock Exchange and trade under the symbol “SLS” as well as on the NYSE American LLC stock exchange under the symbol “SLSR”.

The Company is engaged in the acquisition, exploration and development of mineral property interests. The Company’s assets consist primarily of the Warintza property (“Warintza”) in Ecuador, the 60% owned La Verde property (“La Verde”) in Mexico and the Tamarugo property (“Tamarugo”) in Chile. The Company has not yet determined whether the properties contain mineral reserves where extraction is both technically feasible and commercially viable. The business of mining and exploration for minerals involves a high degree of risk and there can be no assurance that such activities will result in profitable mining operations.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. The Company has relied on cash received from share issuances and advances from the senior secured debt facility (the “Senior Loan”) to fund its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza project. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, meeting certain Warintza project milestones, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of common shares and/or advances from the Senior Loan (see below) in support of its business objectives. While the Company has been successful in securing financing to date, there can be no assurances that future equity financing, debt facilities or strategic alternatives will be available on acceptable terms to the Company or at all.

As at March 31, 2024, the Company had cash and cash equivalents of $28,773. In December 2023, the Company entered into definitive agreements to a financing package consisting of up to $80,000 in financing including a $60,000 Senior Loan of which $30,000 was received on closing and the remaining amount to be made available in two tranches based on achieving certain milestones. The Company also received in December 2023 $10,000 on issuance of common shares with an additional $10,000 of equity financing available if certain conditions are met. There are no guarantees that the Company will meet the conditions to receive the additional amounts under the financing package. In addition, the Senior Loan has a financial covenant which requires the Company to maintain an unrestricted cash balance of $5,000 in Canada. In January 2024, the Company entered into a subscription agreement for approximately C$130,000 of common shares. Closing of this transaction is subject to customary conditions precedent and applicable regulatory approvals including (i) receipt of the requisite approval of the TSX, (ii) receipt of regulatory approval under the Investment Canada Act, and (iii) receipt of regulatory approval from the relevant authorities in the People’s Republic of China. It is currently uncertain when the required approvals will be received or if the approvals will be received at all.

Based on its current forecasted expenditures, the Company requires the additional financing from the Senior Loan and the equity financings or additional new financing to fund ongoing operations for the next twelve months and to ensure it meets the covenant requirement under the Senior Loan. As a result, material uncertainty exists that may cast significant doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the condensed consolidated interim statement of financial position classifications that would be necessary if the going concern assumption was inappropriate. These adjustments could be material.

2.	Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Accounting Standard 34 (“IAS 34”), Interim Financial Reporting, and do not include all of the information required for annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited – In thousands of United States dollars, unless otherwise noted)

However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performances since the last annual financial statements.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual audited financial statements for the year ended December 31, 2023. The accounting policies, significant judgments made by management in applying these policies and key sources of estimation uncertainty are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2023.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on May 9, 2024.

Amended IFRS standards effective January 1, 2024

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)), which amended IAS 1 to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as non-current.

In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.

In October 2022, the IASB issued Non-current Liabilities with Covenants, which amended IAS 1 to clarify that if the Company’s right to defer settlement of a liability for at least 12 months is subject to the Company complying with covenants after the reporting period, those covenants would not affect whether the Company’s right to defer settlement exists at the end of the reporting period for the purposes of classifying a liability as current or non-current. The amendments also increased the disclosure requirement relating to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) whether the Company would comply with the covenants based on its circumstances at the reporting date; and (iii) whether and how the Company expects to comply with the covenants by the date on which they are contractually required to be tested.

The Company adopted the Amendments to IAS 1 effective January 1, 2024 but did not result in a change in the presentation of the Company’s liabilities. The required disclosures, where applicable, have been included in Note 6.

Certain other new standards, interpretations, and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee. However, these updates either are not applicable to the Company or are not material to the condensed consolidated interim financial statements.

3.	Prepaids and other

	Note	March 31, 2024	December 31, 2023
Prepaid expenses and deposits		$765	$230
Deferred share issue costs		297	28
Supplies inventory		160	95
Taxes recoverable		158	118
Amounts receivable and other		21	27
Due from a related party	13	93	25
		$1,494	$523

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited – In thousands of United States dollars, unless otherwise noted)

4.	Exploration and evaluation assets

	Note	March 31, 2024	December 31, 2023
La Verde (Mexico)	a)	$19,741	$19,741
Warintza (Ecuador)	b)	188	188
		$19,929	$19,929

a)	La Verde

La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is held 60% by the Company and 40% by a subsidiary of Teck Resources Ltd. The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015 (the “Agreement”). The Agreement provides that Solaris is the operator of the project. The Agreement further provides for dilution of either party’s ownership should funding not be provided in accordance with their respective participating interests. La Verde is subject to a 0.5% net smelter royalty held by Minera CIMA, S.A. de C.V.

b)	Warintza

The Company owns a 100% interest in Warintza. Warintza is located in southeastern Ecuador in the province of Morona Santiago, Canton Limon Indanza. It consists of nine mining concessions (the “Concessions”) covering a total of 26,774 hectares. The Concessions have a term of 25 years and can be renewed for additional periods of 25 years. South32 Royalty Investments Pty Ltd holds a 2% net smelter royalty on the original four concessions covering a total of 10,000 hectares.

c)	Tamarugo

Tamarugo is a grass-roots copper porphyry target strategically located in northern Chile approximately 85 kilometres northeast of Copiapo and approximately 65 kilometres southwest of Codelco’s El Salvador Copper Mine. The Company owns a 100% interest in Tamarugo, which consists of claim blocks covering a total of approximately 7,600 hectares.

d)	Other projects

Solaris has earn-in agreements on certain other projects including the Capricho and Paco Orco projects in Peru. The Capricho project is a 4,200-hectare copper-molybdenum-gold property. The Paco Orco project is a 4,400-hectare lead, zinc and silver property.

5.	Reclamation provision

	March 31, 2024	December 31, 2023
Balance, start of period	$1,529	$1,271
Additions	369	291
Accretion	8	23
Settlement	(1)	(69)
Change in estimate	(36)	13
Balance, end of period	$1,869	$1,529

The reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances at Warintza, estimated to be incurred in the year 2027. The total undiscounted estimated cash flows required to settle these obligations as at March 31, 2024 are $2,213 (December 31, 2023 – $1,786), which have been inflated at an average rate of 2.10% per annum (December 31, 2023 – 2.10%) and discounted at an average rate of 4.31% (December, 31, 2023 – 3.93%).

Restricted cash of $571 (December 31, 2023 – $571) represents funds being used to collateralize guarantees issued to support environmental bonding requirements with respect to the environmental disturbances at Warintza.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited – In thousands of United States dollars, unless otherwise noted)

6.	WARINTZA PROJECT FINANCING

On December 11, 2023, the Company entered into a financing package with OMF Fund IV SPV D LLC and OMF Fund IV SPV E LLC (collectively “OMF”), entities managed by Orion Mine Finance Management LP, to provide up to approximately $80,000 in aggregate funding for the advancement of the Warintza project in Ecuador. The financing package is comprised of a $60,000 Senior Loan, a subscription for $10,000 in common shares with a commitment for $10,000 in additional equity financing and a copper offtake agreement to purchase concentrate produced by the Warintza project. On December 19, 2023, the Company also signed a molybdenum offtake agreement with OMF.

a)	Senior Loan – OMF Fund IV SPV D LLC

A first advance of $30,000 was received on December 21, 2023. Two subsequent advances of $15,000 each will be made available upon (a) the approval and adoption of a pre-feasibility study by the Company's Board of Directors; and (b) the submission of an environmental and social impact assessment approved by an independent environmental and social consultant to progress the Warintza project to the exploitation phase.

The following table sets out the details of the Company’s loans and borrowings.

	March 31, 2024	December 31, 2023
Balance, start of period	$29,363	$–
Advances	–	30,000
Transaction costs	(4)	(727)
Accrued interest	986	87
Amortization of transaction cost	21	3
Balance, end of period	$30,366	$29,363

Amounts drawn on the Senior Loan bears interest payable quarterly at the higher of (a) adjusted term secured overnight financing rate (“SOFR”) and (b) 2.00%, plus either 7.00% per annum in the case of interest paid in cash, or 7.50% in the case of interest that is accrued to the loan balance in accordance with the Senior Loan agreement. At March 31, 2024, the Senior Loan is measured at amortized cost using an effective interest rate of 13.74% (December 31, 2023 – 13.76%).

The Company has the option quarterly to elect to pay the interest in cash or accruing it to the principal amount of the Senior Loan and paying it upon maturity. The quarterly interest for the three months ended March 31, 2024 was accrued to the principal amount of the Senior Loan. The principal amount and all accrued and unpaid interest are due on its maturity date on December 11, 2027. The Company may prepay all or any part of the principal amount owing at any time without any premium or penalty.

Any net proceeds received by the Company from the sale of particular assets, the issuance of securities, or compensation for liquidated damages must be allocated toward repaying a portion or all of the Senior Loan, along with accrued interest. However, this repayment requirement does not apply to net proceeds raised from the issuance of securities, provided such net proceeds are: (i) used in connection with the Warintza project; or (ii) used for general corporate and administrative expenses unrelated to the Warintza project in an amount up to $2,500 annually.

The Senior Loan is secured by a first-priority security ranking over the Warintza property and all the presently held and acquired undertakings, property, and assets including the equity interests in Lowell Mineral Exploration Ecuador S.A. and Lowell Copper Holdings Inc. but excluding subsidiaries and assets that are not related to the Warintza project. The Company must comply with certain covenants including maintaining a minimum unrestricted balance of $5,000 in cash in Canada. As at March 31, 2024, the Company was in compliance with all covenants.

b)	Equity subscription agreement – OMF Fund IV SPV E LLC (the “Investor”)

Under the terms of the subscription agreement, OMF has committed to provide and the Company may elect to proceed with an additional $10,000 in equity financing when either (a) the Company publishes a pre-feasibility study; or (b) a separate third-party equity financing takes place in an amount of at least $10,000. The Company’s right to proceed with the second tranche expires ten business days after either of these conditions have been met but, in any event, no later than December 11, 2026. The Company may waive its right to elect to proceed with the second tranche.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited – In thousands of United States dollars, unless otherwise noted)

c)	Offtake agreements

Under the terms of the offtake agreements, OMF will purchase the greater of (i) 20% of the copper and molybdenum concentrates produced from the Warintza project in each contract year, and (ii) the percentage of production of concentrates required to deliver a minimum 30,000 tonnes of copper and 1,500 tonnes of molybdenum in each contract year as well as the corresponding amount of gold and silver contained in the copper concentrate.

The offtake agreements will expire 20 years after the achievement of commercial production as defined in the agreements. If commercial production has not been achieved by December 31, 2027, then the term will extend by one year for each calendar year that commercial production has not been achieved, and if commercial production has not been achieved by December 31, 2032, then the term is extended for the duration of the mine life as defined in the offtake agreements.

If prior to the 18-month anniversary of the Senior Loan closing date a change of control transaction (as defined in the offtake agreements) is approved by the Company’s board and announced, either party may terminate the offtake agreements prior to the end of the term which will require the Company to then pay $27,000 to OMF to terminate the copper offtake agreement and $3,000 to terminate the molybdenum offtake agreement.

7.	Share capital

a)	Common shares

Authorized: Unlimited common shares, with no par value

Issued and fully paid: 150,815,361 (December 31, 2023 – 150,811,195)

b)	Share purchase options

For the three months ended March 31, 2024, the Company recognized a share-based compensation expense included in general and administrative expenditures of $829 (three months ended March 31, 2023 – $1,540). The following table shows the change in the shares issuable for Arrangement options and Solaris options during the three months ended March 31, 2024 and 2023:

For the three months ended March 31,	2024	2023
Balance, start of period	10,556,688	8,131,226
Granted	900,000	2,950,000
Exercised	(4,166)	(336,500)
Forfeited	(285,000)	(43,122)
Balance, end of period	11,167,522	10,701,604

The weighted average exercise price per share issuable of options granted, exercised and forfeited during the three months ended March 31, 2024 was C$3.79, C$0.80 and C$5.03, respectively. The weighted average exercise price per share issuable of options granted, exercised and forfeited during the three months ended March 31, 2023 was C$5.94, C$0.59 and C$1.20, respectively.

The assumptions used in the Black-Scholes option pricing model for the options granted in the three months ended March 31, 2024 and 2023 were as follows.

Weighted average	2024		2023
Exercise price per share issuable	C$	3.79	C$	5.94
Expected term (years)		5		5
Volatility[1]		59%		61%
Expected dividend yield		–		–
Risk-free interest rate		3.55%		3.59%
Weighted average fair value per share		2.06		3.06

[1]	The expected volatility of Solaris is based on the historical volatility of the shares of a comparative peer group of companies.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited – In thousands of United States dollars, unless otherwise noted)

Arrangement options

Pursuant to the Arrangement under which Equinox distributed the shares of the Company to its shareholders, option holders of Equinox received options of Solaris which were proportionate to, and reflective of the terms of, their existing options of Equinox (“Arrangement options”). As at March 31, 2024, a total of 325,194 (December 31, 2023 – 325,194) Arrangement options are outstanding with each option entitling the holder to one-tenth of a Solaris share. As at March 31, 2024, a total of 32,522 shares (December 31, 2023 – 32,522) are issuable by Solaris upon exercise of the Arrangement options.

Exercise price per Arrangement option (C$)[2]	Number of Arrangement options outstanding	Number of shares issuable	Remaining contractual life (years)
$0.12	325,194	32,522	0.21

[2]	Exercise price per Arrangement option for 1/10th of a Solaris share.

The exercise price of the Arrangement options exercisable at March 31, 2024, attributable to the issuance of a whole Solaris share was C$1.20 (December 31, 2023 – C$1.20).

Solaris options

The following is a summary of the Company’s outstanding and exercisable options as at March 31, 2024:

Outstanding				Exercisable
Grant date	Exercise price (C$)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
August 9, 2019	$0.50	400,000	0.36	400,000	0.36
November 18, 2019	0.80	700,000	0.64	700,000	0.64
November 21, 2019	0.80	200,000	0.64	200,000	0.64
January 2, 2020	0.80	350,000	0.76	350,000	0.76
March 20, 2020	0.80	100,000	0.97	100,000	0.97
May 27, 2020	0.80	2,510,000	1.16	2,510,000	1.16
November 2, 2020	4.90	2,050,000	1.59	2,050,000	1.59
March 16, 2021	7.24	300,000	1.96	300,000	1.96
September 15, 2021	13.11	400,000	2.46	200,000	2.46
November 10, 2021	12.45	150,000	2.61	75,000	2.61
August 9, 2022	7.36	300,000	3.36	75,000	3.36
February 24, 2023	5.94	2,775,000	3.90	1,143,750	3.90
February 23, 2024	3.79	900,000	4.90	–	–
	4.02	11,135,000	2.29	8,103,750	1.63

c)	Restricted share units

Pursuant to the Arrangement, holders of Equinox restricted share units (“RSUs”) or RSUs with non-market-based performance vesting conditions (“pRSUs”) received RSUs or pRSUs of Solaris (“Arrangement RSUs”), which were proportionate to, and reflective of the terms of, their existing RSUs or pRSUs of Equinox. The holder of the Arrangement RSUs acquires one-tenth of a Solaris share upon vesting. During the three months ended March 31, 2024 and 2023, there were no RSUs redeemed under the provision of the Company’s RSU plan and as of March 31, 2024, 260,836 RSUs and pRSUs are outstanding with 26,085 of Solaris shares issuable.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited – In thousands of United States dollars, unless otherwise noted)

8.	Exploration expenditures

The Company’s exploration expenditures by activity are as follows:

For the three months ended March 31,	2024	2023
Salaries, geological consultants and support, and travel	$2,928	$2,332
Site preparation, supplies, field and general	2,288	2,078
Drilling and drilling related costs	1,501	1,233
Assay and analysis	144	175
Community relations, environmental and permitting	1,934	2,677
Concession fees	452	472
Studies	378	41
Reclamation provision	333	172
Amortization	235	221
	$10,193	$9,401

Pursuant to agreements with local communities, the Company is required to make certain monthly community support payments.

The Company’s exploration expenditures by jurisdiction are as follows:

For the three months ended March 31,	2024	2023
Ecuador	$9,872	$8,956
Chile	2	196
Mexico	52	47
Peru and other	267	202
	$10,193	$9,401

9.	General and administrative expenditures

For the three months ended March 31,	2024	2023
Share-based compensation	$829	$1,540
Salaries and benefits	462	407
Office and other	242	188
Filing and regulatory fees	75	77
Professional fees	357	318
Marketing and travel	181	102
	$2,146	$2,632

10.	Segmented information

The Company has determined that it has one operating segment, being the exploration of mineral properties.

Information about the Company’s non-current assets by jurisdiction is detailed below:

	March 31, 2024	December 31, 2023
Mexico	$19,753	$19,755
Ecuador	2,636	2,627
Chile	10	12
Peru	117	32
Canada	6	6
	$22,522	$22,432

Information about the Company’s exploration expenditures by jurisdiction is detailed in Note 8.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited – In thousands of United States dollars, unless otherwise noted)

11.	Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents and amounts receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $29,616 represents the maximum exposure to credit risk.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Senior Loan which has a floating interest rate.

With all other variables held constant, a 1% change in SOFR would have changed net loss by approximately $75 for the three months ended March 31, 2024 (three months ended March 31, 2023 – nil).

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash.

At March 31, 2024, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	4-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$6,941	$–	$–	$–	$6,941
Lease liabilities	89	44	–	–	133
Senior loan principal and interest[1]	–	–	50,633	–	50,633
Other long-term liability	–	–	–	123	123
Office rent obligations	285	275	–	–	560
Exploration expenses and other	842	1,796	–	–	2,638
	$8,157	$2,115	$50,633	$123	$61,028

[1]	The interest is calculated using the interest rate in effect at March 31, 2024.

d)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At March 31, 2024, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the Company is the Canadian dollar, therefore, the Company is exposed to currency risk from the assets and liabilities denominated in the US dollar. As at March 31, 2024, cash of $27,713 (December 31, 2023 – $37,245), loans and borrowings of $30,366 (December 31, 2023 – $29,363), and accounts payable and accrued liabilities of $619 (December 31, 2023 - $94) are denominated in the US dollar. For the three months ended March 31, 2024, if the US dollar to Canadian dollar currency exchange rate changes by 5% with all other variables held constant, the impact on the Company’s net loss is $164 (three months ended March 31, 2023 – $17).

The Company is also exposed to currency risk on financial assets and liabilities denominated in Peruvian soles, Chilean pesos, Mexican pesos and Guatemalan quetzals. However, the impact on such exposure is not currently material.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited – In thousands of United States dollars, unless otherwise noted)

12.	Fair value measurements

The carrying values of cash and cash equivalents, amounts receivable, due from related parties, restricted cash and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity. The fair value of loans and borrowings is $31,073. There were no transfers between fair value levels in the periods presented.

13.	Related party transactions

Compensation of key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Key management compensation for the three months ended March 31, 2024 and 2023 is comprised of the following:

For the three months ended March 31,	2024	2023
Share-based compensation	$655	$1,327
Salaries and benefits	223	167
Professional fees	41	93
	$919	$1,587

During 2021, the Company entered an agreement with Augusta Capital Corporation (“Augusta”) for consulting services. The owner of Augusta Capital Corporation is the Chairman and a major shareholder of the Company. Total amount charged by Augusta for the three months ended March 31, 2024 was $41 (three months ended March 31, 2023 – $93).

Related party transactions

On January 2, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on March 31, 2024 was approximately $558 (December 31, 2023 – $656), determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to these arrangements in the three months ended March 31, 2024 and 2023:

For the three months ended March 31,	2024	2023
Salaries and benefits	$367	$413
Office and other	116	104
Filing and regulatory fees	–	9
Marketing and travel	5	6
	$488	$532

At March 31, 2024, amounts in prepaids and other include $93 due from a related party (December 31, 2023 – $25) with respect to this arrangement.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited – In thousands of United States dollars, unless otherwise noted)

14.	Commitments

The Company is committed to payments for office leases premises through 2026 in the total amount of approximately $560 based on the Company’s current share of rent paid. Payments by fiscal year are:

2024	244
2025	165
2026	151

The Company is committed to payments related to exploration expenses and other of $553 in 2024, $796 in 2025, $721 in 2026 and $568 in 2027.

15.	Supplemental cash flow information

For the three months ended March 31,	2024	2023
Non-cash items:
Accrued deferred share issue costs	$113	$–
Capitalized interest expense	$986	$–
Right of use asset acquired	$83	$–